Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ELECTS TO PARTIALLY
REDEEM ITS 9.125% SERIES 1 SENIOR UNSECURED DEBENTURES
DUE 2017

Edmonton, Alberta, February 28, 2014 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it has elected to partially redeem its 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”). The Company will redeem on April 8, 2014 (the “Redemption Date”), $10,000,000 in aggregate principal amount of its outstanding Notes at a Redemption Price (the “Redemption Price”) of 103.042% of the principal amount of Notes redeemed, plus accrued and unpaid interest on the Notes to but not including the Redemption Date of approximately $0.25 per $1,000 of principal amount of Notes. The record date for the redemption will be April 4, 2014, such that holders of record at the close of business on April 4, 2014 will have notes redeemed on a pro rata basis. The Company currently has a principal amount of $75,000,000 of Notes outstanding.

Pursuant to the indenture under which the Notes were issued (the “Indenture”), the Notes to be redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes registered in the name of a holder of Notes (a “Holder”).  As all of the outstanding Notes are held in book-entry form through the facilities of CDS Clearing and Depositary Services Inc. and are registered in the name of CDS & Co. (collectively “CDS”), the Notes held by beneficial Holders to be redeemed shall be selected on a pro rata basis in accordance with CDS’ policies and procedures.

On the Redemption Date, the Redemption Price will become due and payable together with the accrued interest to but excluding the Redemption Date, and from and after such Redemption Date if monies necessary to redeem such Notes shall have been deposited as provided for in the Indenture, interest on the Notes redeemed shall cease.

“The partial redemption of our debentures reaffirms our ongoing commitment to lowering our cost of debt,” stated David Blackley, Chief Financial Officer. “We continue to look at improving shareholder value and the deployment of cash to reduce overall debt is certainly an area that we can target at this time.”

About the Company
North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

For further information contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca